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                                   Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                    COMMISSION FILE NO.: 0-25098
                                                            CUSIP NO.: 30701A106

                           NOTIFICATION OF LATE FILING

                                  (Check One):

         [ ] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR For Period Ended: SEPTEMBER 30, 1999

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: _______________


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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         NOT APPLICABLE.

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PART I - REGISTRANT INFORMATION

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Full name of Registrant                        FAMILY GOLF CENTERS, INC.
                                          --------------------------------------
Former name if applicable                                 N/A
                                          --------------------------------------
Address of principal executive office
  (street and number)                             538 BROADHOLLOW ROAD
                                          --------------------------------------
City, State and Zip Code                        MELVILLE, NEW YORK 11747
                                          --------------------------------------


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PART II - RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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         THE REGISTRANT IS EVALUATING CERTAIN "WRITE DOWNS" OF ASSETS.
ACCORDINGLY, THE REGISTRANT WAS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 1999 BY NOVEMBER 15, 1999 WITHOUT UNREASONABLE EFFORT AND EXPENSE. THE REGISTRANT EXPECTS TO FILE THE FORM 10-Q ON OR BEFORE NOVEMBER 19, 1999.

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PART IV - OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification


              KRISHNAN P. THAMPI               (516) 694-1666
 ................................................................................
                   (Name)                  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

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         If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
         IN THE THIRD QUARTER, THE COMPANY'S MANAGEMENT PERFORMED A REVIEW OF UNDERPERFORMING ASSETS IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121 "ACCOUNTING FOR THE IMPAIRMENT OF LONG- LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF" ("SFAS NO. 121"). SFAS NO. 121 REQUIRES RECOGNITION OF IMPAIRMENT LOSSES FOR LONG-LIVED ASSETS WHENEVER EVENTS OR CHANGES IN CIRCUMSTANCES RESULT IN THE CARRYING AMOUNT OF THE ASSETS EXCEEDING THE SUM OF THE EXPECTED FUTURE CASH FLOWS ASSOCIATED WITH SUCH ASSETS. THE MEASUREMENT OF THE IMPAIRMENT LOSSES TO BE RECOGNIZED IS BASED ON THE DIFFERENCE BETWEEN THE FAIR VALUES AND THE CARRYING AMOUNTS OF THE ASSETS. SFAS NO. 121 ALSO REQUIRES THAT LONG-LIVED ASSETS HELD FOR SALE BE REPORTED AT THE LOWER OF CARRYING AMOUNT OR FAIR VALUE LESS COST TO SELL. WHEN FACTORS INDICATE THAT GOODWILL SHOULD BE EVALUATED FOR POSSIBLE IMPAIRMENT, THE COMPANY USES AN ESTIMATE OF THE RELATED BUSINESS'S UNDISCOUNTED CASH FLOWS OVER THE REMAINING LIFE OF THE GOODWILL TO ASSESS RECOVERABILITY. AS A RESULT OF THE COMPANY'S RESTRUCTURING OF ITS PRINCIPAL CREDIT FACILITY AND OTHER ISSUES, APPROXIMATELY $60.0 MILLION IN CHARGES WILL BE RECORDED FOR WRITE-DOWNS OF LONG-LIVED ASSETS IN THE THIRD QUARTER.

AS A RESULT OF THE REVIEW OF UNDERPERFORMING ASSETS THE DECISION WAS MADE TO EXIT VARIOUS AREAS OF OPERATIONS THAT WERE NOT PERFORMING OR EXPECTED TO PERFORM AT LEVELS WHICH ENHANCE SHAREHOLDER VALUE. THE OPERATIONS AFFECTED INCLUDE SELLING OR DISPOSING OF CERTAIN GOLF FACILITIES, REVALUING CERTAIN ASSETS AND INVENTORY WRITE-DOWNS INCLUDED IN COST OF MERCHANDISE SOLD RELATED TO CANCELED PROGRAMS, SPECIALTY PRODUCTS NO LONGER SUPPORTED AND EXCESS CAPACITY. INCLUDED IN THE CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 WILL BE ADDITIONAL ONE-TIME CHARGES RELATED TO THE RESTRUCTURING OF THE COMPANY'S OPERATIONS AND THE REVALUATION OF ASSETS. THE PRETAX CHARGES TO BE RECORDED IN THE THIRD QUARTER ASSOCIATED WITH THE RESTRUCTURING OF OPERATIONS AMOUNT TO APPROXIMATELY $13.0 MILLION.



                            Family Golf Centers, Inc.
                            -------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 16, 1999               By: /s/ Dominic Chang
                                          --------------------------------------
                                          Dominic Chang, Chief Executive Officer

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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